Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax

September 28, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Sidus Space, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Sidus Space, Inc., a Delaware corporation (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the U.S. Securities and Exchange Commission for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A common stock, par value $0.0001 per share.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 634-3067 or Sean Reid at (212) 896-0610.

Very truly yours,

/s/ Jeffrey Fessler

Jeffrey Fessler

for SHEPPARD, MULLIN, RICHTER & HAMPTON llp